Filed by Duke Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899

The following document was made available on the Duke Energy Corporation internal website on April 4, 2011.

UPDATE ON FILINGS
• Further fuel savings are anticipated as the companies
On April 4, Duke Energy and Progress Energy jointly filed an	leverage best practices for fuel procurement and use,
application with the N.C. Utilities Commission, requesting	including rail transportation services and coal-blending
approval of the companies’ proposed merger. The combination	practices, purchases of limestone and other reagents
will occur at the holding-company level. Once approved,	used for emission reduction and elimination of
Progress Energy, Inc. will become a wholly owned subsidiary of	duplicative fuel-related functions. These initiatives are
Duke Energy Corp.	estimated to save more than $330 million in the first five
years after the merger is completed (2012 -2016).
It is anticipated that Duke Energy Carolinas and Progress Energy
Carolinas will be combined into a single legal entity at some point	• The combination will allow Duke Energy Carolinas and
in the future. In the meantime, the two utilities will continue to	Progress Energy Carolinas to implement a single Open
operate as separate entities with separate rate schedules.	Access Transmission Tariff for our service territories. The
Before a combination would occur, software, computer systems,	tariff will reduce the cost for wholesale customers to move
business practices, procedures and equipment must be	power between and through both utility systems, because
standardized and other issues resolved.	they will pay only one transmission charge (versus two
today).
By law, the NCUC must determine whether the merger is
“justified by the public convenience and necessity.” The broad	EXPECTED BENEFITS – ALL STATES
standard allows the commission to consider expected benefits,
costs, service quality impacts and other factors.	• The merger will create the nation’s largest electric utility, as measured by enterprise value, market capitalization,
OTHER FILINGS	generation assets, customers and numerous other criteria.
The combined company will have more than 7.1 million
Duke Energy and/or Progress Energy also have filed applications	electric customers in six states and the largest regulated
seeking regulatory approval with the Federal Energy Regulatory	nuclear fleet in the country.
Commission (which assesses market power-related issues), the
Kentucky Public Service Commission (to approve the merger	• The initial cost savings estimated for the merger are based
and the Nuclear Regulatory Commission (to approve the indirect	on fuel-related efficiencies. Other savings should occur over
transfer of NRC licenses). Both companies have already made	time as a result of the combination and integration of the
merger-related filings with the Department of Justice and	companies’ information technology systems, supply-chain
Securities and Exchange Commission.	functions, generation operations, corporate and
administrative programs and inventories. Savings will be
Filings will also be made with the S.C. Public Service	reflected in customer rates over time as they are achieved.
Commission (for merger-related filings) and the Federal
Communications Commission (to approve the transfer of indirect	• There will be positions eliminated, resulting in additional cost
control over FCC licenses). Informational filings will be made in	reductions; however, we are committed to achieving as
Indiana, Florida and Ohio.	many reductions as possible through normal attrition,
retirements and managing vacancies.
EXPECTED BENEFITS – CAROLINAS
• The savings from operating as a combined utility will help
• The merger will create estimated savings of approximately	offset the impact of expected rate increases in the next few
$700 million in the Carolinas over the first five years after the	years. The entire U.S. electric infrastructure faces rising
merger is completed through efficiencies gained by jointly	costs as aging infrastructure is replaced and as new federal
operating and managing the Carolinas utilities’ power plant	and state regulations become applicable. The merger should
systems and through reduced fuel costs.	enable the utilities to make these significant investments
with lower overall impact to customers.
• The creation of joint-dispatch capability (the ability to
jointly dispatch the two generation fleets as a single
system to serve both utilities’ customers) is expected to
reduce the combined company’s fuel costs by more than
$360 million in the first five years after the merger is
completed (2012-2016). These savings come from the
use of the combined system’s lowest-cost generation to
meet our total customer demand. The savings (which will
help offset fuel cost increases) should flow directly to
customers through the annual adjustment of the fuel
component in retail rates, beginning in 2012.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC on March 17, 2011 in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, on March 17, 2011, Duke Energy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Duke Energy and Progress Energy that also constitutes a preliminary prospectus of Duke Energy. These materials are not yet final and may be amended. Duke Energy and Progress Energy will deliver the definitive joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the preliminary joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on March 17, 2011. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.